Exhibit 99.3

ASM International N.V. completes divesture of RTP business

ALMERE, The Netherlands – October 29, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announced that it has signed and completed the contract to divest its Levitor RTP business to Levitech, a company controlled and managed by the current RTP business unit management. As already mentioned in the press release of June 10, the Levitech management will take over all current Levitor business, including its approximately 20 employees and customer service, and will develop new RTP-related products. The divested RTP business will be for the risk and account of Levitech as of 18 June 2009. ASM is providing € 4 million working capital, which has been expensed during the second quarter, and will have a non-controlling minority share in the company.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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